CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2006

The following discussion and analysis of the operations, results and financial position of Coral Gold Resources Ltd. (the “Company”) for the year ended January 31, 2006 should be read in conjunction with the restated January 31, 2006 consolidated financial statements and the notes thereto. The effective date of this Discussion and Analysis (“MD&A”) is June 5, 2006.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Forward looking statements

Except for historical information, the MD&A may contain forward looking statements. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements.

Business Overview

The Company’s principal business activities are the exploration and development of mineral properties.  The Company’s mining claims are located in the states of Nevada and California in the United States.  The Company’s present principal exploration activities have been focused on the Robertson Mining Claims located in Crescent Valley, Nevada.

Robertson Property

The Company completed its latest drilling program at its 100% owned Robertson Property, located in eastern Lander County, NV. The purpose of the drilling was to expand the 39A Zone indicated mineral resource, test below the Gold Pan resource for deep 39A-type mineralization and assess the “distal target” area to host possible new mineral resources.

The drilling program began June 15, 2005 and was completed August 10, 2005, and consisted of 12 vertical reverse-circulation drill holes, CR05-1 through CR05-12, totaling 10,540 ft.  Depth of the holes ranged from 500-ft- to 1,200-ft-deep.  All twelve holes returned ore-grade intervals (using a 0.01 oz Au/t cutoff grade) ranging in thickness from 10 ft to 150 ft.

Two holes, CR05-1 and CR05-2, were aimed at assessing the potential westward extension of stratiform 39A-type mineralization in to the so-called “distal target” area, located approximately 1,500 ft northwest of the 39A Zone.  Both holes were completed to a depth of 1,200 ft.  This mineralized area is currently defined by six widely spaced RC holes covering an area roughly 2,000 ft in a northwesterly direction by 900 ft in a southwesterly direction.  Within this zone, the best results were returned by hole AT-3, which cut 75 ft averaging 0.061 oz Au/t, from 845 ft, followed by 50 ft averaging 0.02 oz Au/t, from 940 ft, and 20 ft averaging 0.082 oz Au/t, from 1,120 ft.  Hole CR05-1 was collared 200 ft west of and 50 ft above AT-3 and CR05-2 was collared 200 ft NNW of and 50 ft above AT-3.  Beginning at a depth of 945 ft, CR05-1 intersected an 80-ft-thick interval that averaged 0.110 oz Au/t, including 25 ft averaging 0.262 oz Au/t, from 950 ft.  Hole CR05-2 encountered a 150-ft-thick zone that averaged 0.059 oz Au/t, including 80 ft averaging 0.085 oz Au/t, from 905 ft.   Within the higher grade portion of the intercept was 35 ft averaging 0.128 oz Au/t.  Mineralization in both holes, as well as in AT-3, is hosted by retrograde-altered calc-silicate and quartz hornfels strata.

Six holes totaling 4,250 ft were drilled in the immediate vicinity of the current 39A Zone indicated mineral resource.  Four of these holes, CR05-3 through CR05-6, were drilled in the southern portion of the zone and two holes, CR05-7 and CR05-8, were completed along the suspected northern projection of 39A mineralization.  Two step-out holes, CR05-3 and CR05-8, expanded the zone about 100 ft to the southeast and at least 200 ft to the north, respectively.  Hole CR05-3, which offset high-grade intercepts in existing holes 99413 and AT-64 to the east, encountered a 90-ft-thick zone that averaged 0.069 oz Au/t, starting at 375 ft.  Within this interval, is a 60-ft-thick zone that averages 0.098 oz Au/t, from 385 ft.  Hole CR05-8 was collared along the projected northward trend of the 39A Zone over 400 ft north of previous high-grade intercepts.  Starting at 785 ft, the hole returned 75 ft that averaged 0.069 oz Au/t, including 20 ft averaging 0.181 oz Au/t, from 785 ft.  Mineralization cut by these holes is hosted by strongly retrograde-altered biotite, calc-silicate and quartz hornfels and remains open for potentially significant expansion both to the southeast and north.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2006

In the Gold Pan Zone, holes CR05-9 through CR05-12 were collared roughly 400 ft apart in an area 500-1,000 ft east of the 39A Zone, to test the potential for deep 39A-type mineralization beneath the near-surface mineral resource.  These holes were located at possible structural intersections that appear to exert control on the distribution of near-surface gold.  Three of the holes encountered strong retrograde alteration at the projected depth where the stratiform 39A-type mineralization was expected.  Beginning at about 1,040 ft and continuing to 1,150 ft, hole CR05-12 encountered very strongly developed retrograde alteration containing 2 to 60 percent replacement and veinlet sulfides.  Starting at 1,055 ft, the hole intersected 95 ft averaging 0.019 oz Au/t, including 65 ft averaging 0.023 oz Au/t.  Gold values up to 0.083 oz/t are associated with semi-massive sulfide layers.

The 2005 drilling identified much stronger mineralization than previously encountered in the “distal target” area suggesting excellent potential for developing new mineral resources in this area with additional drilling.  In the 39A Zone, drilling indicates that the southern portion remains open for limited expansion to the southeast.  However, results from drilling at the extreme north end of the zone suggests good potential for discovering additional higher grade resources in that area with continued drilling.  Results from three of the four wide spaced drill holes collared in the near surface Gold Pan mineral resource, identified a widespread zone of strongly developed retrograde alteration carrying local ore-grade gold values at depths (850-1,045 ft) where the 39A zone was projected to be.  In addition, the zone of mineralization and/or alteration is coincident with a series of close-spaced sills that apparently fill a low-angle structural zone that dips gently northward.   This may be the principal “feeder structure” for the 39A Zone.  Drilling in the “deep” Gold Pan zone has provided clear evidence that 39A-type mineralization is present and remains an excellent exploration target for the discovery of new mineral resources.  In view of these encouraging results, the Company is planning additional drilling.

Currently, the Company’s initial drilling program of 2006, a $4 million Exploration and Evaluation Program at the Company’s Robertson property in Nevada, USA is underway.

Drilling on the Robertson Property began April 30, 2006, after a series of weather related delays.  The drilling program is designed to expand the 39A/Gold Pan mineral resource and test a number of new targets.  Drilling began in areas covered by the 2005 amended Plan of Operation.  The start-up program consists of 12 RC holes totalling approximately 11,300 ft. with depths ranging from 700 ft. to 900 ft.  Currently, two holes have been completed to their target depth and assay results are pending.  A new amendment to the Robertson Plan of Operations has been submitted to the Bureau of Land Management and Nevada Department of Environmental Protection.  Approval is expected within the next 30 days.

The new amendment covers an additional 33 RC holes and 12 diamond core holes that will focus on expanding known mineral resources and provide samples for new metallurgical and geotechnical studies.  Total footage, including the on-going program is estimated to be 40,000 ft. of RC and 12,000 ft. of core drilling.  Of this total, six offset holes are planned in the emerging Distal Zone inferred mineral resource, where previous drilling encountered 10 ft. averaging 0.906 oz Au/ton from 800 ft.  Offset drilling in 2005 of this hole returned 35 ft. that averaged 0.262 oz Au/ton from 945 ft.  The cost of these programs is expected to be $1.5 million.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2006

As part of the $2 million budgeted for exploration for the Lower Plate sequence at Robertson, Coral will do a detailed gravity survey over the western half of the Robertson property in order to define the subsurface geological framework and to locate areas where the upper plate of the Roberts Mountains thrust fault is thinnest.  Drilling by the US Geological Survey less than 2,000 ft. from the Robertson claim block intersected limestone in the lower plate of the thrust.  In addition, a cluster of surface rock chip samples taken in this area returned anomalous gold values reaching up to 2.0 ppm, arsenic values over 5,000 ppm and numerous samples with mercury values exceeding 2.0 ppm.  The highest of these anomalous values occur along a series of NNW striking faults on the Robertson Property.  The strike of these faults is similar to that of the near-by Pipeline fault, a major control of mineralization in the Pipeline/South Pipeline deposits.  Once the geology and interpreted geophysical data are integrated into sub-surface geologic model, the highest priority deep targets will be drill tested.

Work is also underway on developing the subsurface geological framework and refining drill targets for the alluvial-covered area of lower Triplet Gulch and the Ruf claims.  Previous wide spaced drilling in the area has returned numerous ore-grade intersections which have not been followed up.  Coral owns a 100% interest in the claims covering Triplet Gulch and a 67% interest in Ruf claims.  As part of developing drill targets in this area, Coral is planning approximately 10-line- miles of IP/resistivity (or CSAMT).  Preliminary geological work, together with geophysics and follow-up RC drilling are expected to cost $250,000.

During the year, the Company completed the purchase of 1,391,860 shares of Marcus Corporation (“Marcus”).  Marcus is a non-reporting Nevada corporation, which owns the Marcus mining claims, consisting of 39 unpatented lode claims and two placer claims, and which comprise a portion of the Company’s Robertson Property.  By acquiring Marcus, the Company now controls Marcus, and owns an indirect interest in the mining lease between the Company and Marcus, which provides for an annual advanced royalty to Marcus of US$12,000, and a 5% net smelter returns royalty up to a maximum payment of US$2.5 million.  The mining lease with Marcus expires in 2007.

In consideration of the acquisition, the Company issued one common share of the Company for every four (4) common shares of Marcus, for a total of 347,964 common shares of the Company.  In addition, each tendering Marcus shareholder received a non-transferable share purchase warrant, permitting such shareholders to purchase one additional common share of the Company at an exercise price of $2.00 per share for a period of up to two years from the closing date of the acquisition, for every two (2) shares of the Company received on the share exchange.

Norma Sass Property

During the fourth quarter, the Company received results of Agnico Eagle (USA) Ltd.’s (“Agnico Eagle”) 2005 drilling programs on its Norma Sass and Lander Ranch properties in the Crescent Valley area, Nevada, USA.  The first year of Agnico Eagle’s lease required that a total of 13,000 feet be drilled on the claims.  The Norma Sass and Lander Ranch drill footage totaled 13,890 feet.  Based on the encouraging results, Agnico Eagle plans to continue its lease agreement with Coral Gold which has a minimum work commitment of 15,000 feet in the second year.

At the Norma Sass property which adjoins Cortez GML’s Gold Acres mine, the drilling program from 23 April to 8 July 2005 consisted of 6 vertical drill holes spaced across the property.  These holes explored two major fault structures (the Gold Acres and Island faults) which are considered to be conduits for gold mineralization in the Gold Acres mine.  In addition holes NS0502 and NS0503 explored an area in the north east corner of the Norma / Sass property where shallow drilling by Coral Gold in 1995 had intersected Gold values.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2006

At the Lander Ranch property, Agnico Eagle drilled two vertical holes (9 – 29 July 2005) totalling 3,240 feet.  These explored an area of gold mineralization at intersections of major fault structures in Upper Plate Siltstones and Sandstones in a similar geologic setting to Coral Gold’s Robertson property (which adjoins Lander Ranch on its south side).  This area of gold mineralization was discovered by Cortez Gold Mines in 1999 with the drilling of a single vertical 1,500 ft RC hole located on intersecting faults.  This intersected gold mineralization:-

1,140 – 1,200 ft (60 ft)                         0.051 oz / t Au
1,270 – 1,380 ft (110 ft)                       0.037 oz / t Au

The Agnico Eagle program extended the area of gold mineralization originally discovered by Cortez GML.

Agnico-Eagle mobilized a reverse circulation drill supplied by Lang Exploratory Drilling of Elko, Nevada to the Norma Sass property on May 15, 2006.  Drilling has commenced on the Lander Ranch target area and Agnico-Eagle plans to drill 15,000 ft. in 12 to 15 holes on the Norma Sass and related properties.  Agnico-Eagle is prepared to extend the program if favorable results are obtained.

The Norma Sass property is owed 66.6% by Coral Gold and 33.3% by Levon Resources Ltd.

Restatement of Previously Issued Financial Statements

The Company previously issued to its shareholders the 2006 annual audited consolidated financial statements (the “2006 consolidated financial statements”), consisting of consolidated balance sheets as at January 31, 2006 and 2005 and consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended January 31, 2006, 2005 and 2004.  The 2006 consolidated financial statements along with prior years’ consolidated financial statements have been restated.

In the 2006 consolidated financial statements the future income tax liability was presented net of future income tax assets arising from prior year non-capital loss carry-forwards from the Company’s US operations and deductible temporary differences related to the Company’s Canadian operations. As the Company is in the development stage, a full valuation allowance should have been applied against the future income tax assets.

As the Company had not applied a full valuation allowance, the 2006 consolidated financial statements, including the consolidated financial statements of previous years, have been restated. The future income tax liabilities presented in the restated consolidated financial statements are presented at their gross value; the future income tax expense, loss for the year and deficit have also been adjusted.

Also In the 2006 consolidated financial statements, the future income tax expense included amounts related to foreign exchange changes. The Company’s operations in the United States that give rise to the future tax liabilities are integrated with those of the Company’s head office in Canada. Therefore, the foreign exchange changes of the future income tax liability should have been presented as part of the foreign exchange gain or loss for the year.

As the Company had recorded the effect of foreign exchange changes through the future income tax expense, an adjustment to restate the foreign exchange gain or loss and future income tax expense was recorded, and presented in the restated consolidated financial statements.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2006

Selected Annual Information

The following financial data is derived from the Company’s financial statements for the three most recently completed financial years:

	January 31, 2006	January 31, 2005	January 31, 2004
	(Restated)	(Restated)	(Restated)
	$	$	$
Loss before other items	(2,301,983)	(866,085)	(640,502)
Loss for the period	(2,263,288)	(983,665)	(539,814)
Loss per share	(0.47)	(0.21)	(0.15)
Total assets	11,385,912	10,737,683	10,896,355
Total liabilities	3,711,170	2,761,897	2,655,857
Working capital	36,519	1,400,605	2,601,586

During the 2006 fiscal year, the Company incurred a loss of $2,263,288 (2005: a loss of $983,665) and a net loss per share of $0.47 (2005: a net loss per share of $0.21).   The 2006 loss includes a future income tax expense of $187,865 compared to $262,275 in 2005.  The 2006 loss also includes interest income of $20,454, a decrease of $13,332 from 2005, a foreign exchange gain of $193,650, an increase of $82,741 from 2005, and a $12,467 recovery of written off advances receivable compared to $nil in 2005.  The decrease in interest income was due to the maturing of short term guaranteed investment certificates during the year and some cash being used in operations instead of the full amount being rolled over into new investment certificates.

Total assets have risen from the 2005 fiscal year to the 2006 fiscal year due to the increase in mineral property expenditures in the 2006 fiscal year.  Mineral property expenditures increased by $584,880 over 2005.  Actual net cash raised through the issuance of shares was $189,194 during the current year compared to $316,720 in 2005, a decrease of $127,526.  In 2006 there were only options and warrants exercised compared to proceeds from private placements raised in 2005.

The Company remains free of long term interest bearing debt and the total liabilities include current liabilities of $758,766 in 2006 which is $596,477 higher than 2005.  This increase is largely due to a $525,000 bonus payable to a Director of the Company.  Long term liabilities increased from $2,599,608 in 2005 to $2,952,404 in 2006, a difference of $352,796.  The entire 2005 long term liability amount was due to a future income tax liability whereas in 2006 the future income tax liability was $2,926,084, an increase of $326,476.  This was a result of the valuation process in regards to the purchase of Marcus Corporation and U.S. tax loss carry-forwards that expired in the current year. The Company has also recorded in 2006 an asset retirement obligation of $16,000 regarding reclamation of mineral properties and a non-controlling interest amount of $10,320 which contributed to the increase in total liabilities.

The Company continues to have a reclamation bond as an asset with the State of Nevada however it has been lowered from $518,057 in 2005 to $260,976 in 2006.  Management will continue to assess their asset retirement obligations and the associated liability will be adjusted in the period accordingly.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2006

Results of operations

Three months ended January 31, 2006 compared with the three months ended January 31, 2005

General and administrative expenses

General and administrative expenses totaled $1,830,240 for the quarter ended January 31, 2006 compared with $495,293 for the quarter ended January 31, 2005, an increase of $1,334,947. Of this increase, $676,167 is attributed to the increase in the non-cash item of stock-based compensation and $525,000 is a bonus to a Director of the Company. The remainder of the increase was due to increases of $1,677 in consulting fees, $12,537 in investor relations and shareholder information, $72,775 in legal and accounting fees, $30,000 in management fees, $29,209 in office and miscellaneous charges and $1,563 in transfer agent fees.  These increases were offset slightly by a decrease of $2,000 in director’s fees and $8,508 in travel costs compared to the quarter ended January 31, 2005.  Accounting fees were higher due to the timing of the billing for audit services and legal fees were higher due to SEC filing requirements, the purchase of Marcus Corp and a property review of the Robertson property during the year ended January 31, 2006.  Office and miscellaneous and investor relations and shareholder information costs increased because of an increase in effort to promote company awareness and investigate financing possibilities.  The increase in management fees is caused by a timing difference between the year 2005 and 2006 whereas overall management fees has not changed from the previous two years.

Loss for the period

The loss for the quarter ended January 31, 2006 was $1,764,749 compared with a loss of $577,736 for the quarter ended January 31, 2005. The loss increase of $1,187,013 in the current quarter is due to the reasons discussed above for general and administrative expenses, a $229,414 foreign exchange gain in 2006 compared to a foreign exchange gain of $174,198 in 2005, and a $187,865 future income tax expense in 2006 compared to a future income tax expense of $262,275 in 2005.  These items were partially offset by increases of $1,832 in interest income and a $12,467 recovery from a prior write-down of advances receivable.

Twelve months ended January 31, 2006 compared with the twelve months ended January 31, 2005.

Head office-general and administrative expenses

General and administrative expenses totaled $2,301,983 for the year ended January 31, 2006 compared with $866,085 for the year ended January 31, 2005, an increase of $1,435,898. As was the case with the fourth quarter comparison, the primary sources of the increase in costs were stock-based compensation and salaries and benefits which accounted for $712,567 and $545,422 of the $1,435,898 increase respectively.  The balance of the increase in general and administrative expenses is due to increases of $11,208 in investor relations and shareholder information, $134,006 in legal and accounting, $30,000 in management fees and $23,944 in travel.  The process of fulfilling SEC filing requirements, the purchase of Marcus Corp and the property review for the Robertson property resulted in legal and accounting costs being higher in 2006. There was also an increase in effort to promote company awareness and investigate financing possibilities which contributed to the increase in costs.  The increase in management fees is due to a timing difference as discussed above.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2006

There were decreases in consulting fees, director’s fees, listing and filing fees, office and administration and transfer agent fees of $877, $2,000, $2,896, $11,903 and $3,346 respectively.  The decrease in office and administration costs is due to a switch from contractors to in-house staff to fulfill various administrative functions.  Overall staffing levels were higher for the year ended January 31, 2006 in order to handle the increase in activities to administer and promote the company.

Loss for the period

Loss for the year ended January 31, 2006 was $2,263,288 compared with a loss of $983,665 for the year ended January 31, 2005, for an increase of $1,279,623. The primary reasons for the increase are increased administrative expenses of $1,435,898 as discussed above. These items were partially offset by a future income tax expense decrease of $74,410 in 2006.  A decrease of 13,332 in interest income was more than offset by increases of foreign exchange gains of $82,741 and the partial recovery of a previously written down advances receivable of $12,467.

Summary of Quarterly Results

	2006	2005	2005	2005	2005	2004	2004	2004
Period ended	Jan. 31 Q4	Oct. 31 Q3	Jul. 31 Q2	Apr. 30 Q1	Jan. 31 Q4	Oct. 31 Q3	Jul. 31 Q2	Apr. 30 Q1
Loss for the period	$(1,764,749)	$(168,253)	$(149,817)	$(180,467)	$(577,736)	$(195,850)	$(113,781)	$(96,297)
Loss per share	(0.37)	(0.03)	(0.03)	(0.04)	(0.21)	(0.04)	(0.02)	(0.02)
Total assets	11,385,912	10,804,393	10,501,557	10,591,164	10,737,683	10,730,245	10,970,422	11,094,375

The general trend has been an increase in overall expenses because of the increase in exploration activities, the associated support staff, continuing efforts to promote company awareness, and the change in accounting policy for stock-based compensation. As of January 1, 2004 the Company is required to record the fair value of stock options granted to employees and non-employees whereas prior to that time only non-employee stock options were applicable.  The quarter ending January 31, 2006 also rose sharply due to future income tax expense which were either not present or much less in the prior quarters. The quarters that stock-based compensation significantly impacts are Q4–January 31, 2005 for $343,533, Q1–April 30, 2005 for $36,400 and Q4–2006 for $1,019,700.  Total assets had trended downward due to no funds raised through private placements since Q1-April 30, 2004 but have once again started increasing starting in Q3-October 31, 2005.  In that quarter, the Company’s assets increased due to the purchase of Marcus Corporation with common shares.  The following quarter saw total assets being increased due to cash raised from the exercising of stock options and warrants.

Liquidity and capital resources

At January 31, 2006, the Company had cash and cash equivalents of $663,071 and working capital of $36,519.  The Company has raised additional gross proceeds of $4,500,000 through private placements since the year end of January 31, 2006.  The Company feels it has sufficient cash on hand at this time to finance limited exploration work on its mineral properties and maintain operations. Mineral exploration and development is capital intensive and in order to maintain its interests, the Company will likely be required to raise new equity capital in the future. The Company invested $584,880 during the year ended January 31, 2006 on mineral exploration, of which the entire amount was expended on its Robertson property. There is no assurance that the Company will be successful in raising new equity capital.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2006

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Transactions with related parties

Related party transactions for the year ended January 31, 2006 are as follows:

a)	The Company paid, or made provision for the future payment, of the following amounts to related parties:

i)	$166,203 (2005: $135,140; 2004: $107,393) for administrative expenses to a private Company beneficially owned by the Company and a number of other public companies related through common Directors;

ii)	$105,000 (2005: $75,000; 2004: $90,000) management fees to a private company controlled by a Director;

iii)	$30,000 (2005: $30,000; 2004: $22,500) in consulting fees to a private company owned by a Director; and

iv)	$12,000 (2005: $14,000; 2004: $24,000) in directors fees to directors of the Company.

b)
Included in advances receivable are amounts due from related parties, as well as third party receivables.  These amounts due from related parties include $28,003 (2005 - $28,003) due from a joint venture with common management and common directors; $7,850 (2005 - $Nil) from a company controlled by a Director; $1,430 (2005 - $Nil) from a director of the Company and $13,124 (2006 - $89,992 less an allowance for bad debt of $76,868; 2005 - $122,048 less an allowance for bad debt of $90,621) with two companies with common management and common directors.

c)
Advances payable include $31,620 (2005 - $31,333) due to Directors in regards to past directors’ fees; $26,922 (2005 - $10,695) due to a company with common management in regards to the cost sharing agreement for overhead expenses; $nil (2005 - $32,540) to a company with common management and directors and $3,414 (2005 - $1,784) to a company controlled by a Director.

d)	An allowance in the amount of $209,840 (2005: $209,840; 2004: $209,840) has been accrued in respect of advances made to a company with common management.

e)	The loan receivable of $83,000 (2005: $50,000) is due from a subsidiary of a related company that provides drilling services. The amount due is non-interest bearing, unsecured and due on demand.

f)	Included in accounts payable and accrued liabilities are bonuses payable to a director of the Company in the amount of $525,000 (2005 - $Nil)

These transactions are in the normal course of operations and are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2006

Disclosure of Management Compensation

During the year, $105,000 was paid to the President for his services as director and officer of the Company, $30,000 was paid to a Director for his consulting services, $19,200 was paid to the V.P. Explorations for his services as a director and geological consultant and $12,851 was paid to the Secretary for her services as an officer of the Company.

Changes in accounting policies

None.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2006

Outstanding share data

At January 31, 2006 there were 5,106, 266 common shares outstanding.

Summary of stock options outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options
$1.70	December 1, 2009	300,400
$1.70	April 12, 2010	32,500
$3.55	December 12, 2010	365,000
		697,900

Summary of warrants outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Underlying Shares
$4.80	February 16, 2006	104,380
$5.50	February 17, 2006	148,340
$3.10	October 12, 2006	391,900
$3.60	November 17, 2006	200,000
$3.90	December 19, 2006	100,000
$2.00	September 15, 2007	171,078
		1,115,698

Commitments

The Company entered into a 12 month Investor Relations Agreement on July 1, 2005 with Investors Relations Services Group John Mullen & Partners (“IRS”) to provide investor relations services in Europe.  In consideration for the services rendered, the Company has agreed to pay IRS fees totaling $18,000 plus expenses (2005 - $nil; 2004 - $nil).

The Company entered into a new cost-sharing agreement during 2005 to reimburse a related party for a variable percentage (2005 fixed percentage – 20%; 2004 fixed percentage – 20%) of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above.  The agreement may be terminated with one-month notice by either party.

Subsequent events

Subsequent to the year end, the Company closed a non-brokered private placement of 1,500,000 common shares at a price of $3.00 per share.  Mr. Robert McEwen purchased 1,250,000 shares and holds just under 20% of the outstanding shares.

Subsequent to the year end, the Company received an intention by U.S. Gold Corporation to acquire all of the Company’s outstanding common shares.  The intention was received from Robert McEwen, Chairman and Chief Executive Officer of U.S. Gold Corporation.  Under the proposal, U.S. Gold Corporation would offer 0.63 share of U.S. Gold common stock for each outstanding common share of the Company.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2006

A special committee of the board of directors of the Company was established to deal with U.S. Gold’s unsolicited offer. The members of the special committee are Gary Robertson, Florian Riedl-Riedenstein and William Glasier.

The special committee selected Roman Friedrich & Company Ltd. of Vancouver to act as its financial adviser, to assist in responding to U.S. Gold’s unsolicited offer and to investigate other alternatives that may be available to maximize shareholder value.

Subsequent to the year end, the Company appointed Mr. Lindsay Gorrill as the Company’s Chief Financial Officer.

On May 18, 2006 Mr. Robert McEwen also resigned as a director and as the Executive Chairman of the Company.